Exhibit (a)(1)(G)

EMAIL TO ALL ELIGIBLE EMPLOYEES

From:	David A. Weber, Ph.D., President and Chief Executive Officer, Otonomy, Inc.

To:	All Eligible Employees

Date:	[DATE]

Subject:	MEETING RE: OTONOMY’S STOCK OPTION EXCHANGE PROGRAM

Dear Otonomy Eligible Employee:

You recently received a launch email from OtonomyExchange@equitybenefits.com on my behalf announcing Otonomy, Inc.’s offer to exchange certain stock options for new stock options dated December 20, 2017 (the “Offer”). We will be holding an employee meeting to provide a brief overview regarding the various key terms of the Offer on:

[Date and Time]

[Location]

[Dial-in information]

We look forward to your attendance.

Sincerely,

David A. Weber, Ph.D.,

President and Chief Executive Officer

Otonomy, Inc.